Filed by Smith Investment Co

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: A. O. Smith Corporation

Commission File Number 001-000475

A. O. SMITH CORPORATION

TO COMPLETE MERGER TRANSACTION WITH

SMITH INVESTMENT COMPANY

A. O. Smith Corporation (NYSE: AOS) and its largest stockholder, Smith Investment Company (PK: SMIC), announced today that they have signed a definitive merger agreement providing for Smith Investment to become a wholly-owned subsidiary of A. O. Smith in a tax free exchange. As a result of the merger, the stockholders of Smith Investment will own shares of A. O. Smith directly, rather than through Smith Investment. Stockholders of Smith Investment will be entitled to receive 2.396 shares of A. O. Smith Class A Common Stock and .463 shares of A. O. Smith Common Stock for each share of Smith Investment stock they hold.

Smith Investment owns approximately 97.9% of the outstanding A. O. Smith Class A Common Stock and approximately 7.1% of the outstanding A. O. Smith Common Stock. Historically, Smith Investment’s stock has traded at a significant discount to the underlying value of its A. O. Smith shares. The merger is intended to allow the Smith Investment stockholders to realize the underlying value of the A. O. Smith shares held by Smith Investment, and provide enhanced liquidity for Smith Investment stockholders.

A. O. Smith and its stockholders are expected to benefit from the transaction because its terms provide for:

•

A reduction in the number of outstanding A. O. Smith shares by issuing to Smith Investment stockholders 98.5% of the number of A. O. Smith shares that Smith Investment holds immediately before the merger;

•	An increase in the public float for A. O. Smith shares, as the A. O. Smith shares currently held by Smith Investment will be distributed more broadly among the Smith Investment stockholders; and

•	Enhancement of A. O. Smith’s corporate governance structure with the following new provisions:

•	providing that shares of Class A Common Stock automatically convert into Common Stock upon transfer to unaffiliated third parties;

•

providing that all shares of Class A Common Stock convert into Common Stock once the outstanding shares of Class A Common Stock fall below approximately 8% of the total outstanding shares of Class A Common Stock and Common Stock as of the date of the merger agreement; and

•	increasing from 25% to 33- 1/3% the percentage of directors the holders of Common Stock have the right to elect.

A majority of Smith Investment’s outstanding stock is owned by members of the Smith family, which is the founding family of A. O. Smith. To address any potential conflicts of interest, each of A. O. Smith and Smith Investment appointed a special committee of independent directors to negotiate the transaction. After receiving the favorable recommendation of their respective special committees, the board of directors of each of A. O. Smith and Smith Investment approved the terms of the proposed merger.

Certain members of the Smith Family have agreed to vote their shares to approve the merger agreement at a meeting of Smith Investment stockholders. Similarly, Smith Investment has agreed to vote its shares to approve the merger agreement at a meeting of A. O. Smith stockholders. These stockholders have enough votes to ensure approval of the transaction at the respective meetings of A. O. Smith and Smith Investment.

Certain members of the Smith family have indicated that they intend to act together with respect to their interests in A. O. Smith after the merger, and will deposit the A. O. Smith shares they receive in the merger into a voting trust. These Smith family members have expressed their desire to continue their long-standing and strong commitment to the growth and prosperity of A. O. Smith. To obtain A. O. Smith’s approval for these arrangements, these members of the Smith family have agreed to refrain for up to three years after completion of the merger from taking certain actions with respect to A. O. Smith, such as proposing to acquire A. O. Smith, without the prior approval of the A. O. Smith board.

In addition to receipt of the A. O. Smith and Smith Investment stockholder approval, the merger is subject to receipt of a favorable letter ruling from the Internal Revenue Service, the effectiveness of an A. O. Smith registration statement covering the shares to be issued to the Smith Investment stockholders and other customary closing conditions. Under the terms of the agreement, Smith Investment will reimburse A. O. Smith for substantially all of its transaction-related expenses. In addition, a portion of A. O. Smith Common Stock to be issued to the Smith Investment stockholders will be placed in escrow to satisfy indemnification claims, if any, by A. O. Smith in connection with the transaction. The companies expect the merger to close in the second quarter of 2009.

To facilitate the merger, Smith Investment will distribute to the stockholders of Smith Investment, in a taxable spin-off transaction, all of Smith Investment’s assets and liabilities, other than its shares of A. O. Smith. The Smith Investment assets to be distributed include Smith Investment’s operating businesses. Smith Investment will first contribute these assets and liabilities to a newly formed limited liability company, Smith Investment Company LLC, and the Smith Investment stockholders will receive membership units in Smith Investment Company LLC in the spin-off transaction. Smith Investment has established December 22, 2008 as the record date for determining the Smith Investment stockholders entitled to participate in the spin-off transaction, and the spin-off transaction will be effective January 1, 2009. The spin-off transaction is not conditioned upon completion of the merger.

Morgan Stanley & Co. Incorporated served as financial advisor for the special committee of the board of directors of A. O. Smith, and Duff & Phelps, LLC served as financial advisor for the special committee of the board of directors of Smith Investment.

# # #

About A. O. Smith Corporation

A. O. Smith Corporation (NYSE: AOS), with 2007 sales of $2.3 billion, is a global leader applying innovative technology and energy-efficient solutions to products marketed worldwide. The company is one of the world’s leading manufacturers of residential and commercial water heating equipment, offering a comprehensive product line featuring the best-known brands in North America and China. A. O. Smith is also one of the largest manufacturers of electric motors for residential and commercial applications in North America.

About Smith Investment Company

Smith Investment Company (PK: SMIC) is a diversified company with headquarters in Milwaukee, Wisconsin. Its product lines include multicolor printing and related services and commercial warehousing, trucking and packaging. The company also owns a control position in A. O. Smith Corporation.

Additional Information and Where You Can Find It

A. O. Smith will broadcast a live conference call at 11:00 am (Eastern Time) on Wednesday, December 10, 2008 to discuss the transaction with Smith Investment. The call can be heard on A. O. Smith’s website, www.aosmith.com.

A. O. Smith and Smith Investment will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (the “SEC”) in relation to this transaction. Investors and stockholders of A. O. Smith and Smith Investment are urged to read these documents carefully when they become available because they will contain important information regarding A. O. Smith, Smith Investment and the transaction. A definitive joint proxy statement/prospectus will be sent to stockholders of A. O. Smith and Smith Investment seeking their approval of the transactions contemplated by the merger agreement. Investors and stockholders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about A. O. Smith Corporation and Smith Investment, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained by stockholders free of charge by directing a request to A. O. Smith Corporation, Attention: Investor Relations, 11270 West Park Place, Milwaukee, Wisconsin 53224, or by accessing its website at www.aosmith.com.

A. O. Smith, Smith Investment and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of A. O. Smith and Smith Investment in connection with the proposed transaction. Information about these persons will be available in the joint proxy statement/prospectus.

In addition, in connection with Smith Investment’s distribution of membership units in Smith Investment Company LLC, Smith Investment will provide its stockholders with an information statement containing information about the distribution and Smith Investment Company LLC. Smith Investment stockholders are urged to read this document carefully when it becomes available because it will contain important information regarding the distribution and Smith Investment Company LLC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included herein may constitute forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should,” and similar expressions. Actual results could vary significantly from those expressed or implied in such statements and are subject to a number of risks and uncertainties and other factors. These factors include, among others, the following: the failure of A. O. Smith or Smith Investment stockholders to approve the proposed merger; the outcome of the proposed transaction; any failure to realize the anticipated benefits of the proposed transaction, if completed; the ability to satisfy the conditions to the proposed transaction; the impact of the proposed transaction or any other transaction on A. O. Smith’s and Smith Investment’s respective businesses, and the possibility of adverse publicity or litigation and the outcome thereof and the costs and expenses associated therewith. Although A. O. Smith and Smith Investment believe that the expectations reflected in the forward-looking statements are reasonable, they can give no assurance that such expectations will prove to be correct. A. O. Smith and Smith Investment are under no obligation (and expressly disclaim any such obligation) to update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.